Passive Foreign Investment Company Letter Now Available On Genesis Lease Corporate Website

2006 Annual Report Filed With the Securities and Exchange Commission

LIMERICK, Ireland, April 2, 2007 - Genesis Lease Limited (NYSE:GLS) today announced the availability of its 2006 year-end tax information. Genesis Lease Limited is structured as a 'passive foreign investment company,' or PFIC, for U.S. Federal income tax purposes, and therefore, U.S. holders are subjected to special tax rules. Genesis will maintain a policy of posting the PFIC annual shareholder information statement on its corporate website at http://www.genesislease.com/ to assist U.S. holders in their tax reporting.

Genesis also announced the availability of its 2006 Annual Report on Form 20-F, which was filed on April 2, 2007 with the Securities and Exchange Commission.

About Genesis Lease Limited

Genesis Lease Limited is a global commercial aircraft leasing company that is headquartered in Limerick, Ireland. Genesis acquires and leases modern, operationally efficient passenger and cargo jet aircraft to a diverse group of airlines throughout the world. Genesis leverages the worldwide platform of GE Commercial Aviation Services Limited, or GECAS, to service its portfolio of leases, allowing management to focus on executing its growth strategy.

Genesis's common shares, in the form of American Depositary Shares, are listed on the New York Stock Exchange under the symbol "GLS."

Alan Jenkins
Chief Financial Officer
Genesis Lease Limited
+353-61-633365
alan.jenkins@genesislease.com

KCSA Worldwide
Managing Partner
Jeffrey Goldberger
212-896-1249
jgoldberger@kcsa.com